aicb

PUBLIC

SEC Mail Processing Section
MAR - 1 2017
Washington DC
414

SE

17009849

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67644

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seven Points Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Third Avenue 15th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Miller (917) 620-6006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BK Accountants CPA's
(Name – *if individual, state last, first, middle name*)

45-22 43rd Avenue (Address) Sunnyside (City) NY (State) 11104 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Mangieri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seven Points Capital, LLC, as of February 24th, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA STARKS
Notary Public, State of New York
No. 01ST6280574
Qualified in New York County
Commission Expires May 06, 2017

2/28/17
Notary Public

Signature

Partner
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEVEN POINTS CAPITAL, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2016

SEVEN POINTS CAPITAL, LLC
FOR THE YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS

BK
accountants
BK Accountants CPAs, PLLC

45-22 43rd Avenue
Sunnyside, NY 11104
www.bkpartnerscpas.com
(718) 392 0240

To the Members
Seven Point Capital, LLC
New York, NY

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Seven Points Capital, LLC December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the Standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Seven Points Capital as of December 31, 2016 in conformity with accounting principles generally accepted in the United States.

BK Accountants CPAs, PLLC

BK Accountants CPAs, PLLC

Sunnyside, New York

February 28, 2017

SEVEN POINTS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

Assets		
Cash	$	651,679
Receivables from Clearing broker		1,824,667
Receivables from other broker/dealers		33,558
Other receivable		285,409
Securities Owned, at fair value		4,500
Property and equipment, at cost, less accumulated depreciation of $60,363		33,112
Other Assets		58,369
Total Assets	$	2,891,294
Liabilities and Members' Equity		
Accounts payable and accrued liabilities	$	102,613
Trading payouts and salaries payable		59,167
Payable to broker/dealers		691.710
Securities sold, not yet purchased, at fair value		20,055
Line of credit drawn		68,850
Deposit payable-related party		50,212
Other Liabilities		13,253
Total Liabilities	$	1,005,860
Members' Equity	$	1,885,434
Total Liabilities and Members' Equity	$	2,891,294

See accompanying notes to financial statements

1. Organization and Business

Seven Points Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ('FINRA"), Bats EDGA Exchange, and the Securities Investor Protection Corporation ("SIPC"). The Company is registered with two state jurisdictions.

The Company's business activity is principal trading of equity securities and commodity futures for its proprietary account. The Company has entered into a clearing agreement with another broker/dealer (the "Clearing Broker") which provides for all securities transactions to be cleared through the Clearing Broker on a fully disclosed basis. The Company has signed a customer agreement with an introducing broker that is registered with the National Futures Association ("NFA") and with which it conducts its commodity futures business.

The Company was organized as a limited liability company under the laws of the State of New York on March 2, 2007.

2. Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents - The Company considers all debt securities purchased with a maturity of three months or less, as well as money market funds, to be cash equivalents.

Securities Owned – Proprietary securities transactions and the related revenue and expenses are recorded on the trade date basis. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

Property and Equipment - Property and equipment, including improvements that significantly add to the productive capacity or extend useful life, are recorded at cost, while maintenance and repairs are expensed currently. Property and equipment are depreciated over their useful lives using the straight-line method of depreciation. Computer equipment are amortized or depreciated over three years. Furniture is depreciated over seven years. Leasehold improvements are depreciated over the lesser of the useful life, or the remaining term of the leased property. Depreciation expense for the year ended December 31, 2016 was $19,598.

Revenue Recognition - Profit and loss arising from all securities transactions, and futures contracts entered into for the account and risk of the Company are recorded on a trade date basis. Exchange

traded equity securities are generally valued based on quoted prices from the exchange. Fair values of futures contracts are based on exchange settlement prices. The difference between the original contract amount and fair value is reflected in revenues as an unrealized gain or loss. ECN expense and credits, and floor brokerage expense and credits are recorded on a trade date basis.

Summary of Significant Accounting Policies (Continued)

Fair Value

Fair Value Hierarchy:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.
The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements:

At December 31, 2016, the Company held Level 1 assets of $4,500 of securities and $20,055 of Level 1 Securities Sold Short subject to ASC 820. In addition, at December 31, 2016, the Company held long

positions of futures contracts with a notional value of $335,430, and short futures positions with a notional value of $107,440.

Summary of Significant Accounting Policies (Continued)

Income Taxes - The Company is a limited liability company taxed as a partnership, as such, is not subject to federal or state income taxes as all taxable income and losses and relevant deductions flow through to the members. The Company is, however, subject to the New York City Unincorporated Business Tax ("UBT") on non-exempt income. The Company had no non-exempt income in 2016.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. With few exceptions, the measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accrual for interest or penalties on the Company's balance sheets at December 31, 2016, and has not recognized interest and/or penalties in the statement of operations for the year ended December 31, 2016.

For the year ended December 31, 2016, management has determined that there are no material uncertain tax positions. The Company's U.S. federal income tax returns for 2013 through 2016 are open to review by federal and state taxing authorities.

3. Receivables from Clearing Broker

The clearing and depository operations for the Company's proprietary securities transactions are provided by a Clearing broker pursuant to a Clearing agreement. This agreement allows the Company, under Rule 15c3-3(k)(2)(ii) an exemption from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all transactions are cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provide that its clearing broker will prepare and maintain such records of the transactions effected and cleared in accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). They also perform all services customarily incident thereon, including the preparation and distribution of confirmations and statements and maintenance of margin requirements under the Act and the rules of the self-regulatory organizations of which the Company is a member.

Included in the Receivable from Clearing broker is a deposit $750,000 which represents a minimum required deposit. This deposit can be used for meeting trading margin requirements and is treated as an allowable asset for net capital under Sec Rule 15c3-1.

4. Property and equipment, net

Property and equipment at December 31, 2016 consist of the following:

Computer Equipment	$ 59,374
Leasehold Improvements	5,699
Furniture	28,402
Total cost	93,475
Less: Accumulated depreciation and amortization	(60,363)
Balance at December 31, 2016	$ 33,112

5. Litigation

The Company is a plaintiff in a FINRA arbitration with one of its former clearing brokers. The Company is seeking recovery of improper clearing charges and legal fees in the amount of $285,409. The Company's management believes the arbitration , which has been re-scheduled to be heard in late May 2017, will result in a favorable outcome.

6. Concentrations

The Company maintains cash balances at financial institutions subject to Federal Deposit Insurance Corporation ("FDIC") regulations. At times, amounts exceed the FDIC insurance limit of $250,000. As of December 31, 2016, the Company's cash balances on deposit did exceed FDIC insured limits in one account. The Company does not expect to incur any loss regarding this concentration.
The Company's clearing broker accounted for approximately 98% of the Company's deposit with and receivable from broker dealers as of December 31, 2016. The Company does not expect to incur any losses regarding this concentration.

7. Line of Credit

The Company maintains a line of credit with a financial institution for up to $100,000 at rate of 5.68%. At December 31, 2016, the Company had an outstanding balance due on the line of credit of $68,850. There is no maturity date on drawdowns. The Company has been making minimum monthly payments of $5000.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2016, the Company had net capital, as defined, of $1,363,586 which was $1,263,586 in excess of its required minimum net capital of $100,000. Its ratio of Aggregate Indebtedness ("AI") to net capital was .80 to 1.

9. Financial Instruments, Off-Balance Sheet Risk, and Uncertainties

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to a Clearing Broker on a fully-disclosed basis. Its proprietary money balances and long and short security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company.
In accordance with industry practice and regulatory requirements, the Company and its Clearing Broker monitor its cash and collateral with the Clearing Broker on a daily basis.

In addition, The Company participates in the speculative trading of commodity futures which have certain significant inherent risks as described below.
Futures contracts are commitments to either purchase or sell a commodity at a future date for a specified price and may be settled in cash or through delivery of the underlying financial instrument. Margin deposit requirements required to enter into such contracts are generally small in value in comparison to the gross value of the underlying futures contract. Consequently, small price changes in the underlying commodity may result in comparably large trading gains or losses to the Company.
At December 31, 2016 the notional values of long open futures contacts was $335,430 and $107,440 of short open futures contracts.

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. As the instruments are carried at market value, those changes directly affect income. Exposure to market risk is managed in accordance with risk limits set by the Company and in accordance with the higher of minimum margin requirements set by the exchange or the clearing broker The Company seeks to limit the potential for losses through the daily monitoring of the positions or through the establishment of similar offsetting positions, however significant losses may nevertheless occur.

In the normal course of business, the Company's trading activities involve the execution, settlement, and financing of various proprietary securities transactions. These activities may expose the Company to off-balance sheet risk in the event the contra- broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, all or part of the Company's receivable from that clearing broker would be subject to failure

The Company's financial instruments, including cash and cash equivalents, receivables, prepaid expenses and other assets, accounts payable and accrued expenses, trading payouts and salaries payable and payable to clearing broker and other broker/dealers are carried at amounts that approximate fair value due to the short –term nature of the instruments.

10. Subsequent Events

Commencing in 2017 and on a semiannual basis thereafter, the estate of one member of the Company will receive a distribution of capital equal to 10% of the former member's capital account valued on the date of distribution. The date of the first liquidation payment, which was scheduled for January 2017, was deferred by agreement of the Member's estate and the Company to allow for changes in the Operating Agreement regarding taxes and capital account calculations. The next scheduled payment is July 2017.